                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                        (Title of Classes of Securities)

                                   22575M 10 0
                                 (CUSIP Number)

                               J. Randall Chappel
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6620
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2000
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,210,045 shares of Common Stock, which constitute approximately 10.5% of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i), that there are 11,531,525 shares deemed outstanding. All ownership percentages set forth herein assume that there are 11,414,963 shares outstanding.

                   Exhibit Index is located at page 11 herein.

                               Page 1 of 11 Pages

---------------------                                         ------------------
CUSIP No. 22575M 10 0               13D                       Page 2 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD E. RAINWATER
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS *

     NOT APPLICABLE -- SEE ITEM 3
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

      RICHARD E. RAINWATER IS A CITIZEN OF THE UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                        1,210,045 (1)
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0
    EACH            ------------------------------------------------------------
  REPORTING         9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                1,210,045 (1)
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,210,045 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

   SEE NOTE (2)                                                             [X]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5% (3)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO. 22575M 10 0              13D                       Page 3 of 11 Pages

(1) Such shares include 239,337 shares of the Stock owned directly by Mr. Rainwater; pursuant to Rule 13d-3(d)(1)(i)(A), 116,562 shares of the Stock underlying an Issuer-granted stock option owned directly by Mr. Rainwater; and a total of 854,146 shares of the Stock owned by the following persons (the number of shares owned by each person is set forth parenthetically):

     (a)   Rainwater, Inc. (10,520)
     (b)   Rainwater RainAm Investors, LP (55,542)
     (c)   Rainwater Investor Partners, Ltd. (242,583)
     (d)   Office Towers LLC (326,099)
     (e)   Richard E. Rainwater, settlor of Trust Agreement creating The Richard
           E. Rainwater 1995 Charitable Remainder Unitrust No. 1, dated March 10,1995 (219,402)

     Mr. Rainwater may be deemed, for the following reasons, to be the beneficial owner of the shares of the Stock owned by the foregoing persons:

     (i) Rainwater, Inc. ("RI") is a Texas corporation wholly owned by Mr. Rainwater, who is a director of RI and its President.
     (ii) Mr. Rainwater is the settlor of The Richard E. Rainwater 1995 Charitable Remainder Unitrust No. 1, dated March 10,1995 ("CRUT"). Mr. Rainwater, in his capacity as settlor under the terms of the trust agreement creating CRUT has power, upon prior notice, to remove the trustee and designate a successor trustee, including himself.
     (iii) Rainwater RainAm Investors, LP ("RRI") is a Texas limited partnership, wholly owned by Mr. Rainwater and RI, which is its sole general partner.
     (iv) Rainwater Investor Partners, Ltd. ("RIP") is a Texas limited partnership, wholly owned by Mr. Rainwater and RI, which is its sole general partner.
     (v) Office Towers LLC ("OT") is a Nevada limited liability company, wholly owned and managed by Mr. Rainwater and RI.

(2) Excludes 45,178 shares of the Stock beneficially owned by Darla Moore, Mr. Rainwater's spouse. Mr. Rainwater disclaims beneficial ownership of such shares.

(3) Assumes 11,414,963 shares of the Stock actually outstanding and, pursuant to Rule 13d-3(d)(1)(i), that the number of shares of the Stock deemed outstanding is 11,531,525.

---------------------                                         ------------------
CUSIP No. 22575M 10 0               13D                       Page 4 of 11 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAINWATER, INC.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                    (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS *

     NOT APPLICABLE -- SEE ITEM 3
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

      RAINWATER, INC. IS A CORPORATION ORGANIZED UNDER THE LAWS OF THE
      STATE OF TEXAS
--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                        308,645 (1)
  NUMBER OF         ------------------------------------------------------------
   SHARES           8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              326,099 (1)
    EACH            ------------------------------------------------------------
  REPORTING         9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                308,645 (1)
                    ------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                        326,099 (1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     634,744 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                            [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6% (2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON *

     CO
--------------------------------------------------------------------------------
     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO. 22575M 10 0              13D                       Page 5 of 11 Pages


(1) Such shares include 10,520 shares of the Stock owned directly by RI and a total of 624,224 shares of the Stock owned by the following persons (the number of shares owned by each person is set forth parenthetically):

             (a)      RRI  (55,542)
             (b)      RIP (242,583)
             (c)      OT  (326,099)

     RI may be deemed for the following reasons to be the beneficial owner of the shares of the shares of the Stock owned by the foregoing persons:

     (i)     RI is the sole general partner of RRI.
     (ii)    RI is the sole general partner of RIP.
     (iii)   RI is a member of OT, which is managed by its members.

(2)  Assumes 11,414,963 shares of the Stock actually outstanding.

CUSIP NO. 22575M 10 0              13D                       Page 6 of 11 Pages

     Richard E. Rainwater and Rainwater, Inc. filed a Statement on Schedule 13D relating to the Common Stock of Crescent Operating, Inc. in July 1997. The undersigned are amending such Statement to reflect certain matters in Item 4 (Purpose of Transaction) and to reflect several immaterial changes (none of which involved a change in the aggregate stock owned by the Reporting Persons).

ITEM 1.      SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $0.01 per share (the "Stock") of Crescent Operating, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 306 West 7th St., Suite 1000, Fort Worth, Texas 76102.

ITEM 2.      IDENTITY AND BACKGROUND.

     (a) - (c) This statement is being filed by Richard E. Rainwater and Rainwater, Inc. ("RI"). The business address and principal occupation of Mr. Rainwater are set forth below. Mr. Rainwater is a citizen of the United States of America. RI is a corporation organized under the laws of the State of Texas. The principal business address of RI is 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The principal business of RI is investments. The sole shareholder of RI is Richard E. Rainwater.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of RI, are set forth below:


                                                                                Name, Principal Business
Name and                                                                        and Address of Organization
Business                 Capacity in               Principal                    in which Principal Occupation
Address                  which serves              Occupation                   is Conducted
-------                  ------------              ----------                   ------------
Richard E. Rainwater     President, Director       Personal Investment          Self-employed
777 Main Street                                    for own account              777 Main Street
Suite 2250                                                                      Suite 2250
Fort Worth, TX 76102                                                            Fort Worth, TX 76102

Darla D. Moore           Vice President,           Personal Investment          Self-employed
777 Main Street          Director                  for own account              777 Main Street
Suite 2250                                                                      Suite 2250
Fort Worth, TX 76102                                                            Fort Worth, TX 76102

Kenneth A. Hersh         Vice President,           Chief Investment Officer     GFW II, L.L.C.
777 Main Street          Secretary,                for Rainwater, Inc. and      777 Main Street
Suite 2250               Treasurer,                related partnerships         Suite 2250
Fort Worth, TX 76102     Director                                               Fort Worth, TX 76102

J. Randall Chappel       Authorized Officer        Officer of Rainwater, Inc.   Goff Moore Strategic Partners, Inc.
777 Main Street                                    and Principal of affiliated  777 Main Street
Suite 2250                                         investment partnership       Suite 2250
Fort Worth, TX 76102                                                            Fort Worth, TX 76102

CUSIP NO. 22575M 10 0              13D                       Page 7 of 11 Pages


The principal business of GFW II, L.L.C., is investments. The principal business of Goff Moore Strategic Partners, L.P. is investments.

     (d) - (e) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals identified in this Item 2 is a citizen of the United States of America.

     Richard E. Rainwater and RI are collectively sometimes called the "Reporting Persons."

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Prior to June 12, 1997, the Issuer was wholly owned by Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Operating Partnership"), which itself is a subsidiary of Crescent Real Estate Equities Company, a Texas real estate investment trust ("CRE"). CRE is a publicly owned company. As of June 12, 1997, Operating Partnership made a pro-rata distribution of all of the outstanding shares of the Stock of the Issuer among CRE's shareholders and Operating Partnership's limited partners in a transaction (the "Spin-Off Distribution") registered under the Securities Act of 1933, as amended (Registration No. 333-25223). Prior to but in anticipation of the Spin-Off Distribution, the Issuer adopted a stock incentive plan pursuant to which grants of stock options were made in order to provide each holder of options in CRE or Operating Partnership with an equivalent number of stock options in the Issuer. In their capacities as shareholders of CRE and/or limited partners of Operating Partnership, Mr. Rainwater, RI, 777 Main Street Corporation, Tower Holdings, Inc., CRUT, RRI, RIP and OT acquired pursuant to the Spin-Off Distribution all of the shares of the Stock herein reported (777 Main Street Corporation and Tower Holdings, Inc. were subsequently merged with RI) and Mr. Rainwater acquired the stock option herein reported (the "Option"). Subsequently, on June 23, 1997, the Issuer's registration statement registering the Stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended (Registration No. 000-22725), was declared effective by the Securities and Exchange Commission.

ITEM 4.      PURPOSE OF TRANSACTION.

     As more fully described in Item 3, the shares of Stock herein reported (and the Option) were acquired pursuant to the Spin-Off Distribution. All of the shares of Stock herein reported are held for investment purposes. Depending upon a variety of factors the Reporting Persons may deem significant to their investment decisions, the Reporting Persons may purchase additional shares of the Stock in open market or private transactions or may dispose of all or some of the shares of Stock they now own or may hereafter acquire.

     On February 16, 2000, COPI Healthcare, Inc. (a wholly-owned subsidiary of the Issuer) entered into an asset purchase agreement with Charter Behavioral Health Systems, LLC ("Charter") in conjunction with Charter's filing for reorganization in federal bankruptcy court. The agreement

CUSIP NO. 22575M 10 0              13D                       Page 8 of 11 Pages

is subject to bankruptcy court approval and other conditions. The Issuer has 90% of the economic interest of Charter, directly and indirectly. Mr. Rainwater is in favor of the asset purchase agreement between COPI Healthcare, Inc. and Charter. In connection therewith, Mr. Rainwater, the Issuer and COPI Healthcare, Inc. entered into a letter agreement, as described below.

     COPI Healthcare, Inc., a wholly-owned subsidiary of the Issuer, entered into an agreement with Charter for the acquisition of Charter's core business, which consists of the assets used in the operation of 37 behavioral healthcare facilities, for $24.5 million. The Issuer has announced in a press release that it anticipates that if COPI Healthcare, Inc. is successful in acquiring the selected operating assets of Charter, it would first fund the purchase through a bank loan, guaranteed by Mr. Rainwater, on a compensated basis. In connection therewith, on February 16, 2000, the Issuer, COPI Healthcare and Mr. Rainwater entered into a letter agreement pursuant to which Mr. Rainwater agreed that if COPI Healthcare is successful in acquiring the selected operating assets of Charter, he would provide a personal guarantee to the bank providing the acquisition financing subject to the terms and conditions set forth in such letter agreement. The Issuer has announced in a press release that it plans to refinance such acquisition loan through the sale of equity in COPI Healthcare or the Issuer. The Issuer has also announced in a press release that it currently intends to offer its existing shareholders the first opportunity to participate in any such refinancing, although the form of any such refinancing has not been determined.

     CRE, a company in which Mr. Rainwater is chairman and a significant shareholder, is Charter's landlord in 30 of the 37 core facilities. CRE and COPI Healthcare have agreed in principle that if COPI Healthcare is successful in acquiring the operating assets, CRE will lease its 30 facilities to COPI Healthcare, provided that an agreement is reached on various terms of the lease and certain other conditions are satisfied.

     Mr. Rainwater realizes that matters that relate to the bankruptcy proceeding of Charter, including the possible purchase of Charter's operating assets by COPI Healthcare and the ability of COPI Healthcare to reach agreement with CRE on lease terms, are inherently unpredictable as to both outcome and timing, and events could differ materially from Mr. Rainwater's current expectations. As such, Mr. Rainwater may or may not be in favor of any different or amended proposals.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     (a) By virtue of his direct beneficial ownership of shares of Stock and in his capacities as the sole shareholder and/or director of RI (which also is the sole general partner of RRI and RIP and a managing member of OT), the settlor of CRUT with the right to remove the trustee and designate a successor trustee, and a managing member of OT, Mr. Rainwater may be deemed to be the beneficial owner of 1,210,045 shares of the Stock, including 116,562 shares of the Stock which may be acquired upon exercise of the Option described in Item 3. Assuming pursuant to Rule 13d-3(d)(1)(i) that 11,531,525 shares of the Stock are deemed outstanding, Mr. Rainwater may be deemed to be the beneficial owner of approximately 10.5% of the outstanding shares of the Stock. Pursuant to Rule 13d-4, Mr. Rainwater disclaims beneficial ownership of 45,178 shares of the Stock beneficially owned by Mr. Rainwater's spouse, Darla Moore, and such shares are not included within the 1,210,045 shares identified above.

CUSIP NO. 22575M 10 0              13D                       Page 9 of 11 Pages

     By virtue of its direct beneficial ownership of shares of Stock and in its capacities as the sole general partner of RRI and RIP and a managing member of OT, RI may be deemed to be the beneficial owner of 634,744 shares of the Stock. Assuming that 11,414,963 shares of the Stock are outstanding, RI may be deemed to be the beneficial owner of approximately 5.6% of the outstanding shares of the Stock.

     (b) Mr. Rainwater (whether directly or in his capacities as the sole shareholder and/or director of RI (which also is the sole general partner of RRI and RIP and a managing member of OT), the settlor of the CRUT, and a managing member of OT) has or may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,210,045 shares of the Stock, including 116,562 shares of the Stock underlying the Option.

     RI (whether directly or in its capacities as the sole general partner of RRI and RIP) has or may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 308,645 shares of the Stock. RI, in its capacity as a managing member of OT, has or may be deemed to have the shared power, with Mr. Rainwater, to vote or to direct the vote and to dispose or to direct the disposition of 326,099 shares of the Stock.

     (c) The Reporting Persons have had no transactions in the Stock during the past 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to the shares of Stock owned by the Reporting Persons.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -- Agreement pursuant to Rule 13d-1(f)(iii).

     Exhibit B -- Power of Attorney authorizing J. Randall Chappel and Kenneth A. Hersh to act on behalf of Richard E. Rainwater.

CUSIP NO. 22575M 10 0              13D                       Page 10 of 11 Pages

     Exhibit C -- Agreement dated February 16, 2000 between Richard E. Rainwater, COPI HealthCare, Inc. and Crescent Operating, Inc.



                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 25, 2000



                    /s/ J. Randall Chappel
                 ---------------------------------------------------------------
                 J. Randall Chappel as Attorney-in-Fact for Richard E. Rainwater


                 RAINWATER, INC.

                 By: /s/ J. Randall Chappel
                    ------------------------------------------------------------
                         J. Randall Chappel, Authorized Officer

CUSIP NO. 22575M 10 0              13D                       Page 11 of 11 Pages


                                  EXHIBIT INDEX


EXHIBIT                        DESCRIPTION
-------                        -----------
Exhibit A                      Agreement pursuant to Rule 13-d-1(f)(iii),
                               previously filed with the Schedule 13D Statement
                               dated July 3, 1997.

Exhibit B                      Power of Attorney authorizing J. Randall Chappel
                               and Kenneth A. Hersh to act on behalf of Richard
                               E. Rainwater, previously filed with Form 4
                               Statement of Richard E. Rainwater for December
                               1995 relating to securities of Crescent Real
                               Estate Equities, Inc., dated January 9, 1996.

Exhibit C                      Agreement dated February 16, 2000 between Richard
                               E. Rainwater, COPI HealthCare, Inc. and Crescent
                               Operating, Inc., filed herewith.